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               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
          BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1998



                             CONTENTS

                                                                          Page

Statements of Income                                                         1

Balance Sheets                                                               2

Statements of Quantities of Coal Processed and
  Customer Billings for Coal Washing Services                                3

Statements of Cost of Operation                                              4

Price Per Ton of Coal Deliveries                                             5
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
                    CONESVILLE COAL PREPARATION COMPANY
                            STATEMENTS OF INCOME
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1998
                                (UNAUDITED)
                                                                             Three
                                                                             Months
                                               Month Ended                   Ended
                                   April 30,      May 31,      June 30,     June 30,
                                     1998          1998          1998         1998
                                                   (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . .   $650          $761          $832       $2,243

COST OF OPERATION. . . . . . . . .    640           792           819        2,251

OPERATING INCOME (LOSS). . . . . .     10           (31)           13           (8)

NONOPERATING INCOME (LOSS) . . . .     -             41            (3)          38

INCOME BEFORE FEDERAL INCOME TAXES     10            10            10           30

FEDERAL INCOME TAXES . . . . . . .      5             4             4           13

NET INCOME . . . . . . . . . . . .   $  5          $  6          $  6       $   17

The common stock of the Company is wholly owned by Columbus Southern Power Company.

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
                    CONESVILLE COAL PREPARATION COMPANY
                               BALANCE SHEETS
             BY MONTH-END, FOR THE QUARTER ENDED JUNE 30, 1998
                                (UNAUDITED)
                                                April 30,      May 31,      June 30,
                                                  1998          1998          1998
                                                           (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . .  $  825        $  825        $  825
  Accumulated Amortization. . . . . . . . . . .     503           512           520
         NET MINING PLANT . . . . . . . . . . .     322           313           305

OTHER PROPERTY AND INVESTMENTS. . . . . . . . .     160           153           146

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . .      94            36            13
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . .      24             2             5
    Affiliated Companies. . . . . . . . . . . .   2,186         2,785         3,114
  Materials and Supplies. . . . . . . . . . . .     779           786           813
  Other . . . . . . . . . . . . . . . . . . . .       9             7             5
         TOTAL CURRENT ASSETS . . . . . . . . .   3,092         3,616         3,950

DEFERRED INCOME TAXES . . . . . . . . . . . . .     751           757           765
REGULATORY ASSETS . . . . . . . . . . . . . . .     177           174           170
DEFERRED CHARGES. . . . . . . . . . . . . . . .      28            33            33

           TOTAL. . . . . . . . . . . . . . . .  $4,530        $5,046        $5,369

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . .  $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . .     400           400           400
  Retained Earnings . . . . . . . . . . . . . .     843           849           855
         TOTAL SHAREHOLDER'S EQUITY . . . . . .   1,343         1,349         1,355

OTHER NONCURRENT LIABILITIES. . . . . . . . . .   1,244         1,256         1,270

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . .      83            94            98
    Affiliated Companies. . . . . . . . . . . .     119           211           154
  Accrued Rentals . . . . . . . . . . . . . . .     318           601           890
  Other . . . . . . . . . . . . . . . . . . . .     466           498           506
         TOTAL CURRENT LIABILITIES. . . . . . .     986         1,404         1,648

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . .     868           848           828

REGULATORY LIABILITIES. . . . . . . . . . . . .      89           189           268

           TOTAL. . . . . . . . . . . . . . . .  $4,530        $5,046        $5,369
/TABLE
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
                    CONESVILLE COAL PREPARATION COMPANY
               STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                CUSTOMER BILLINGS FOR COAL WASHING SERVICES
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1998


Services Rendered to
Columbus Southern               Raw                  Clean
Power Company's                 Coal                 Coal
Conesville Plant*               Input     Rejects    Output    Unit Price    Amount
  (Month/Year)                  (tons)     (tons)    (tons)     (per ton)     (000)
April 1998. . . . . . . . . .  150,313     21,565    128,748      $5.05        $650

May 1998. . . . . . . . . . .  185,366     26,147    159,219      $4.78        $761

June 1998 . . . . . . . . . .  207,037     29,517    177,520      $4.69        $832


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company
   and Columbus Southern  Power Company, the parent of Conesville  Coal Preparation
   Company.

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
                    CONESVILLE COAL PREPARATION COMPANY
                      STATEMENTS OF COST OF OPERATION
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1998
                                                                              Three
                                                                              Months
                                               April       May      June      Ended
                                                1998      1998      1998     6/30/98
                                                          (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . .  $ 74       $ 78      $ 86      $  238
Benefits-UMW* . . . . . . . . . . . . . . . .    62         63        73         198
Office Salaries and Benefits. . . . . . . . .    83         82        86         251
Operating Materials . . . . . . . . . . . . .    54         23        46         123
Maintenance - Materials and Services. . . . .    45         20        30          95
Electricity . . . . . . . . . . . . . . . . .    36         37        41         114
Other Billed Services . . . . . . . . . . . .    24         46        14          84
Rent. . . . . . . . . . . . . . . . . . . . .   323        307       321         951
Amortization of Deferred Gain on
  Sale of Plant . . . . . . . . . . . . . . .   (20)       (20)      (20)        (60)
Depreciation. . . . . . . . . . . . . . . . .     3          2         2           7
Cleaning Cost Normalization** . . . . . . . .   (96)       100        79          83
Other . . . . . . . . . . . . . . . . . . . .    52         54        61         167

          Total . . . . . . . . . . . . . . .  $640       $792      $819      $2,251


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year.  The amount of cleaning cost normalization is established  on an  "overall"  company  basis  (i.e.,  not  itemized)  and  is eliminated by year-end.

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
                      COLUMBUS SOUTHERN POWER COMPANY
                      PRICE PER TON OF COAL DELIVERIES
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1998


                                                        April        May       June
                                                         1998       1998       1998
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . . $45.17 *   $43.38 *   $42.60 *


Notes: (a) Coal cleaned  by  Conesville  Coal  Preparation  Plant  and  delivered to
           Columbus Southern  Power's Conesville Generating Plant.  These deliveries of  clean  coal  will  normally  consist of  coal cleaned from  beginning inventory as well as current month deliveries.




* Average price per ton.
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